News Release	October 16, 2006

YAMANA INITIATES START-UP AT ITS CHAPADA MINE AND PROVIDES PRODUCTION UPDATE ON OTHER MINES

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on the start-up of its Chapada copper-gold mine and a production update for its Sao Francisco and Jacobina mines, its two other principal gold mines in Brazil. Yamana operates six mines in Latin America, five of which are in Brazil including the Chapada, Sao Francisco and Jacobina mines. The Chapada mine is Yamana’s largest mine. The period ended September 30, 2006 is the first quarter of commercial production at the Sao Francisco mine and the first full quarter in which Yamana has owned the Jacobina mine. Yamana is also in the process of assuming ownership of the advanced stage Gualcamayo project in Argentina resulting from its successful take-over bid of Viceroy Exploration Ltd.

Chapada Mine

Yamana announces that it has initiated start-up of operations at its Chapada copper-gold mine. Start-up of operations and final commissioning will continue throughout the next few weeks as systems and processes are tested and aligned for optimal efficiencies. Among the events and milestones reached at the Chapada mine are the following:

•	The construction of the mine, plant and related facilities has been completed.

•
The power line to site is connected to the national grid and has been energized which allows the processing plant to begin operations (in particular, the large grinding mill motors of the SAG and ball mills).

•	The crushing circuit has been commissioned and has been in operation for approximately three weeks.

•
As part of ore processing and wet commissioning of the plant, the SAG and ball mills, flotation, thickening and filtration circuits plus the utility systems are undergoing final checks which are expected to be completed in October.

•
Mining is underway at a rate of 60,000 tpd of which 44,000 tpd is of ore for an annualized rate of 16 million tonnes of ore. This level of mining is consistent with the Chapada feasibility study and mine plan.

•
The ore stockpile now totals approximately 1.8 million tonnes which is enough for almost two months of ore processing. With the stockpile and the current mining rate, there is sufficient ore for continuous operations at Chapada through its start-up phase into commercial production.

•	The Company expects to produce and begin delivery of copper and gold concentrate in November.

Copper and gold are produced in concentrate form at the Chapada mine. Total production from the Chapada mine over its 19 year mine life is projected at 2.0 billion pounds of copper and 1.3 million ounces of gold. The Company expects to reach commercial production levels in Q1 2007 and once these levels are met, will consider the possibility of increasing throughput. Chapada’s reserves were calculated at a copper price of US$0.85 per pound and a gold price of US$325 per ounce. Production guidance for 2007 and 2008 for Chapada remains unchanged at 180,000 to 200,000 ounces of gold and 170,000 to 190,000 ounces of gold, respectively, and 125 million to 135 million pounds of copper and 155 million to 175 million pounds of copper, respectively.

Production Update

Yamana is also providing a production update. Milestones achieved and events occurring in the three month period ended September 30, 2006 include the following:

•	Total production for the third quarter of approximately 89,000 ounces of gold from its five other producing gold mines, consistent with mine plans.

•
Upward trend in production at its Sao Francisco mine with monthly production increasing from approximately 8,800 ounces of gold in July to over 10,600 ounces of gold in September for total quarterly production of approximately 29,600 ounces of gold (including pre-commercial production in July).

•	Production at the Jacobina mine of approximately 19,300 ounces of gold which is consistent with the mine plan.

•	Initiation of cost improvements at the Sao Francisco mine primarily related to elimination of duplicated costs as the mine undergoes the transition from construction to operations.

•
Initiation of production and cost improvements at the Jacobina mine including a change in mining method to reduce dilution, and the start of the initial phase of the Jacobina expansion which will result in throughput capacity increasing to approximately 5,000 tpd in the fourth quarter of this year. This is being achieved through the installation of an additional crusher and screening circuit. Yamana will continue to expand at Jacobina with capacity rising to 6,500 tpd by mid to late 2007 and up to 8,500 tpd by late 2008.

•	Continuing development at Morro do Vento and other areas of the Jacobina mine to accommodate the increase in throughput at the plant.

Production at the Sao Francisco mine is expected to be positively influenced in the fourth quarter by expected higher grades of ore at the end of the year with planned production exceeding 12,000 ounces of gold in each of November and December and planned production for 2007 being in the range of 125,000 to 135,000 ounces of gold. A preliminary estimate of cash costs at the Sao Francisco mine since commercial production is approximately US$310 per ounce and cash costs are expected to decrease to approximately US$250 per ounce by year end as monthly production increases and duplicate cost elimination take effect.

Production at the Jacobina mine is expected to be positively influenced by the increase in throughput expected starting in November and the initial benefits resulting from a change in mining method to reduce dilution. The preliminary estimate of cash costs at the Jacobina mine in the third quarter is approximately US$317 per ounce as compared to US$331 per ounce in the previous quarter and cash costs are expected to decrease to approximately US$280 per ounce in the current quarter with continuing production and cost improvements.

Production at the Jacobina mine is expected to increase from approximately 130,000 ounces of gold in 2007 to 170,000 to 180,000 ounces of gold in 2008 with production at the end of 2008, once Canavieiras is in production, at an annualized rate of approximately 220,000 to 230,000 ounces of gold.

A more complete update on guidance in relation to production and cash costs will be provided in the third quarter financial results expected to be made available in early to mid November.

Production at the Jacobina mine for 2008 and longer term will be significantly influenced by the development of the Canavieiras area and as such Yamana has concentrated its efforts on further exploration of this area. The following is an update on the exploration efforts at Canavieiras which continue to demonstrate higher grades and increases in strike length, size and potential.

At Canavieiras, a total of 8,090m of diamond drilling in 14 holes has now been completed. The program was designed to test the southern extension of the mineralized conglomerate reefs and to increase the strike length of the mineralization. The strike length has now been increased to a full 2 km south of the old mine workings located 3km north of the Jacobina mine processing plant. Initial results from this program were previously reported on May 16, 2006. Drill holes have now been completed at approximately 100 to 150m spacing along the full strike length extension of 2km (N8758000 to N8756000).

Table 1 below lists significant results and Figure 1 shows the location of the new drill holes and major target areas. Highlights are as follows (all widths are true widths):

•	3.1m @ 3.88 g Au/t (MU reef) and 9.5m @ 3.35 (LU reef) in CAN-121
•	1.3m @ 3.63 g Au/t (MU reef) in CAN-123
•	20.7m @ 2.67 g Au/t (MU reef) and 6.4m @ 4.24 g Au/t (LU reef) in CAN-125
•	7.2m @ 4.49 g Au/t, 3.5m @ 7.37 g Au/t and 2.3m @ 4.53 g Au/t (MU reef) in CAN-126
•	1.6m @ 4.24 g Au/t and 3.9m @ 7.30 g Au/t in CAN-127

All holes in this program, with the exception of one hole lost in an intrusive, have intersected a number of conglomerate reefs with significant gold values over the 2km strike length drill-tested. The target reefs are not exposed at surface but have been intersected from depths of 100m to as deep as 600m below surface. East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200m resulting in a series of stacked blocks each of which has a strike length of 500m to 600m.

As shown in Figure 1, geological mapping indicates that the favourable Serra de Corrégo Formation stratigraphy is cut at N875600 by an east-west trending fault with an approximately 600m offset to the west. This additional potential extension south of this fault may extend up to 2.7km along strike further south and has never been drill tested. Reconnaissance diamond drilling at 400m centres along strike is currently in progress to test this extensive target.

The scientific and technical work on the exploration program at Canavieiras is being done under the supervision of Dr. Evandro Cintra, Vice President, Exploration and Dr. Bill Pearson, P.Geo., both of whom are Qualified Persons as defined under National Instrument 43-101. Both have verified the data disclosed and have reviewed the contents of this press release as it relates to Canavieiras.

For further information on Yamana’s mineral reserves, reserve estimates and quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2005 and the annual information form of Desert Sun Mining Corp. for the year ended December 31, 2005, both of which are available at www.sedar.com and the various technical reports prepared on behalf of Yamana and Desert Sun filed under National Instrument 43-101 also available at www.sedar.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties, and land positions in Brazil, Central America and Argentina. Yamana is producing gold at intermediate company production levels in 2006 and will add significant copper production in 2007. The Company is targeting production of 1 million ounces of gold in 2008. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Leslie Powers Director Investor & Public Relations +1 416 815-0220 E-mail: investor@yamana.com

Cash Costs
“Total cash cost” figures for gold production are calculated in accordance with a standard development by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American Gold producers. The Gold Institute ceased operations in 2002, but the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operation costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Forward Looking Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana. Forward-looking statements include, but are not limited to, statements with respect to estimated production; the completion of Yamana’s take-over bid for Viceroy and the benefits of the completion of the transaction; the development potential of Yamana’s properties (including Gualcamayo); the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Viceroy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Viceroy not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/Viceroy transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of Yamana filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Annual Report or Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements included herein, except in accordance with applicable securities laws.

Table 1: Summary of Significant New Drilling Results for Canavieiras (to September 30 2006)

Hole (1)	From (m)	To (m)	Length (m)	True Width (m)	Gold (g/t)	Reef	Depth (m)(2) Below 570L
CANAVIEIRAS
CAN-121	160.64	163.04	1.7	1.7	1.59	Maneira	150m above
	327.45	328.99	1.54	1.1	1.98	Holandez	90
	440.95	463.72	22.77	15.7	1.68	MU total	235
incl.	440.95	443.86	2.91	2.0	2.94	MU	230
incl.	450.00	454.44	4.44	3.1	3.88	MU	235
incl.	440.95	454.44	13.49	9.3	2.17	MU	230
	472.40	486.11	13.71	9.5	3.35	LU	245
	Highs cut to 30 g/t				3.08

CAN-122	377.70	382.50	4.80	1.5	1.61	Holandez	280
	672.39	681.90	9.51	2.9	1.77	MU	470
	675.90	681.90	6.00	1.9	2.18	MU	472

CAN-123	262.70	268.10	5.40	1.8	1.16	Maneira	130
	339.63	344.50	4.87	1.7	2.45	Maneira	280
	389.15	390.60	1.45	0.5	2.67	Holandez	470
	670.71	696.34	25.63	8.7	1.26	MU total	580
incl.	670.71	674.45	3.74	1.3	3.63	MU	472
incl.	692.58	696.34	3.76	1.3	2.04	MU	630
	748.75	751.96	3.21	1.1	0.05	LU	610

CAN-124	Hole intersected intrusive and was lost at 142.3m

CAN-125	449.10	511.84	62.74	20.7	2.67	MU + LU	365
	449.10	485.00	35.90	11.8	2.36	MU total	355
incl.	449.10	467.47	18.37	6.1	2.95	MU	350
incl.	477.61	485.00	7.39	2.4	3.58	MU	360
incl.	492.58	511.84	19.26	6.4	4.24	LU	375

CAN-126
	358.90	368.90	10.00	7.2	4.49	Other	115
	358.90	362.04	3.14	2.3	3.44	Other	100
	364.01	368.9	4.89	3.5	7.37	Other	118
	399.51	416.50	16.99	12.2	1.87	MU total	145
incl.	399.51	403.40	3.89	2.8	3.74	MU	138
incl.	413.35	416.50	3.15	2.3	4.53	MU	153
	424.40	426.87	2.47	1.8	1.80	LU	165

CAN-127
	426.78	430.50	3.72	1.6	4.24	Other	205
	444.38	448.99	4.61	2.0	2.61	Other	225
	457.17	458.48	1.31	0.6	3.93	MU	232
	480.80	489.76	8.96	3.9	7.30	LU	260
	Highs cut to 30 g/t				6.76
(1) all holes are NQ core size
(2) depth calculated based on midpoint of intersection

Table 1A: Collar Coordinates and Lengths of New Drill Holes, Canavieiras

Hole	Easting	Northing	Elev. (m)	Length (m)	Az	Dip
CAN-121	335413	8756550	782	627.10	275	-86
CAN-122	335255	8756924	662	837.90	91	-78
CAN-123	335270	8757326	661	866.25	84	-77
CAN-124	335166	8757594	627	142.30	286	-85
CAN-125	335268	8756667	678	591.40	90	-87
CAN-126	335579	8756158	819	538.40	262	-79
CAN-127	335439	8756463	787	580.60	83	-78
Azimuth and dips are in degrees

Figure 1: Geological map of the Jacobina mine area showing location of new drilling of the Canavieiras extension and major target areas.

SERRA DA CANAVIEIRAS
SERRA DA RAINHA
MORRO DA VIUVA
POTENCIAL MORRO DA VIUVA
SERRA DO CORREGO
RECURSOS MANEIRA REEF SCO
RECURSOS MU e LU Reef's SCO
SERRA DA LAGATIXA
CANAVIEIRAS
625
575
RIO
MORRO DO VENTO EXTENSÃO
MORRO DO VENTO
POTENCIAL MU e LU REEF
RECURSOS MU e LU Reef MORRO DO VENTO
RECURSOS Basal e Main Reef MORRO DO VENTO EXTENSÃO
RECURSOS Basal e Main Reef MORRO DO VENTO
PLANTA METALÚRGICA
Barragem de regeito
Vila de Itapicuru
Vila de Canavieiras
E=335000
E=334000
E=333000
8759000
8758000
8757000
8756000
8755000
CAN126
CAN120
CAN127
CAN124
LEGENDA GEOLÓGICA
ROCHA INTRUSIVA
F. M. RIO DO OURO
Conglomerado Superior
Quartzito Intermediário
Conglomerado inferior
Quartzito inferior
EMBASAMENTO
FM. SERRA DO CÓRREGO
LEGENDA
625 PONTO DE ELEVAÇÃO
CAN123 SONDAGEM REALIZADA
H SONDAGEM PROGRAMADA
RECURSOS
POTENCIAL
N
0m 200 400 600 800m
Escale
YAMANA
GRUPO DE EXPLORAÇÃO
JMC
MAPA GEOLÓGICO PROGRAMA DE SONDAGEM CANAVIEIRAS
DESENHO Nº:
ESCALE:
DATA:
SET/2006